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                                                                     Exhibit 1.7

                                                                    19 July 2002

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                                  NEWS RELEASE

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                                  WOLSELEY plc

            WOLSELEY ADDS TO UK PIPELINE BUSINESS WITH A (Pounds)23.5
                               MILLION ACQUISITION


Wolseley, the world's largest specialist trade distributor of heating and plumbing products, has acquired the assets of Capper Plastics, MCA Hire Services and Valvestock, as well as the issued share capital of Pat Murphy Sales & Service Limited for (Pounds)23.5 million in cash, subject to adjustment. All of the businesses acquired are part of Glynwed Pipe Systems Limited.

The acquired businesses specialise in the sale and distribution of plastic pipes to the industrial and commercial markets and will be integrated into Wolseley Centers' Pipeline business. This acquisition will add 26 locations to Pipeline's 14 specialist plastic branches, bringing Pipeline's total branch network to 126. The acquisition will enable Pipeline to increase market share through wider geographic and product coverage in the civil, industrial and underground plastics market in the UK.

Sales of the acquired businesses for the year ended 31 December, 2001 amounted to (Pounds)50.5 million, with trading profit of (Pounds)3.3 million. Net assets at 31 December 2001 were (Pounds)14.8 million.

The acquisition of these four businesses will bring Wolseley's cumulative acquisition spend for the financial year to date to (Pounds)163.2 million, with estimated goodwill of approximately (Pounds)78 million.

Charles Banks, Group Chief Executive of Wolseley said:

"These businesses perfectly complement our existing Pipeline business in the UK. They give us the opportunity of increasing our product offering to customers in this area and improving our service through the addition of more branch locations, including Pipeline's first entry into the plastics market in Ireland."

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Enquiries:


Wolseley plc
                                                      Tel: + 44 (0) 118 929 8700
Steve Webster, Group Finance Director
Jacqueline Sinclair-Brown, Director of Corporate
Communications

Brunswick Group
                                                      Tel: + 44 (0) 20 7404 5959
Sophie Fitton


Notes to Editors:

Wolseley plc will issue a pre-close trading update on 24 July 2002 and Preliminary Results will be announced on 24 September 2002.